UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALTERA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-16617	77-0016691
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

101 Innovation Drive, San Jose, California	95134
(Address of principal executive offices)	(Zip Code)

Ron Pasek
Senior Vice President and Chief Financial Officer
(408) 544-7000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
A copy of Altera Corporation's Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 is filed as Exhibit 1.01 hereto and is publicly available at www.altera.com.

Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, Altera Corporation is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALTERA CORPORATION

/s/ RONALD J. PASEK
Ronald J. Pasek Senior Vice President and Chief Financial Officer

Dated: June 2, 2014